FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number

     Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

“Charles A. Butt”
Date:	June 20, 2008	Charles A. Butt
President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached document contains forward looking information.

FORBES MEDI-TECH INC.

- and -

FORBES MEDI-TECH OPERATIONS INC.

ASSET PURCHASE AGREEMENT

May 9, 2008

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	References and Headings	6
1.3	Canadian Dollars	6
1.4	Singular/Plural; Derivatives	6
1.5	Statutory References	6
1.6	Conflicts	6
1.7	Accounting References	7
1.8	Computation of Time Periods	7
1.9	Schedules	7

Article 2 SALE AND CONVEYANCE		7
2.1	Assignment and Transfer of Purchased Assets	7
2.2	Tax Elections	8
2.3	Allocation of Purchase Price	8

Article 3 TRANSFER OF OBLIGATIONS		8
3.1	Assumption of Obligations	8
3.2	Delivery of Assignment and Novation Agreement, Discharges of
	Security Interests and Consent and Novation Agreement	8

Article 4 ADDITIONAL COVENANTS		9
4.1	Disclosure Obligations	9
4.2	Registration of Transfer of Intellectual Property Rights	9
4.3	Income Tax Returns and Re-Assessments	9
4.4	Preservation of Records	10
4.5	Assignment of Contracts	10
4.6	Employees	11
4.7	Sales and Transfer Taxes	11

Article 5 REPRESENTATIONS AND WARRANTIES		12
5.1	Representations and Warranties of the Vendor	12
5.2	Representations and Warranties of the Purchaser	12

Article 6 LIABILITY AND INDEMNIFICATION		13
6.1	Indemnification by the Purchaser	13
6.2	Tax Indemnity	14
6.3	Limitations to Indemnity	14
6.4	Assumption of Defence	15
6.5	Right to Retain Separate Counsel	15
6.6	Benefits Held in Trust	15
6.7	Remedies Cumulative	16
6.8	Taxes	16

Article 7 NOTICES		16

- ii -

7.1	Delivery of Notices	16
7.2	Notices	16

Article 8 GENERAL		17
8.1	Governing Law	17
8.2	Counterparts	17
8.3	Successors and Assigns	17
8.4	Supersedes Earlier Agreements	17
8.5	Waiver	18
8.6	Time of the Essence	18
8.7	No Merger	18
8.8	Invalidity of Provisions	18
8.9	Amendments	18
8.10	Further Assurances	18

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT made as of the 9th day of May, 2008.

BETWEEN:

FORBES MEDI-TECH OPERATIONS INC., a corporation governed by the Canada Business Corporations Act

(the “Vendor”)

-and-

FORBES MEDI-TECH INC., a British Columbia company

(the “Purchaser”)

WHEREAS the Vendor desires to transfer and assign to the Purchaser and the Purchaser desires to acquire from the Vendor the Purchased Assets on the terms and conditions set forth herein;

AND WHEREAS the Purchaser desires to assume and thereafter be bound by all of the Obligations on the terms and conditions set forth herein;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

Whenever used in this Agreement, including the recitals and any Schedules hereto, the following words and phrases shall have the following meanings unless the context otherwise requires:

(a)

“affiliate” means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to “affiliate”, “control” means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(b)

“Agreement” means this asset purchase agreement and the Schedules hereto and includes any agreement amending this agreement or any agreement or instrument which is supplemental or ancillary thereof.

(c)

“Applicable Law” means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(d)

“Assignment and Novation Agreements” has the meaning ascribed thereto in Section 3.2.

(e)

“Authorized Authority” means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(f)

“Benefit Plans” has the meaning ascribed thereto in Section 4.6.

(g)

“Business” means the operations carried on by the Vendor, being (i) the purchase and sale of Reducol™ and other related sterol products and commercialization of new products which are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it, and (ii) a small pharmaceutical program primarily targeting a number of conditions and diseases associated with Metabolic Syndrome and Inflammatory Lung Disease.

(h)

“Business Day” means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(i)

“Claim” has the meaning ascribed thereto in Section 6.1.

(j)

“Closing” means the transfer by the Vendor to the Purchaser of the Purchased Assets, the assumption by the Purchaser of the Obligations and the satisfaction of the Purchase Price and the completion of all matters incidental thereto which are contemplated by this Agreement.

(k)

“Closing Date” means the date hereof.

(l)

“Contracts” means all agreements, leases and licenses between the Vendor and any Person, and all Obligations contained therein, including the agreements listed in Schedule 1.1(l) but excluding the Investment Agreement, this Agreement, the Convertible Debenture (and related security agreement) and any insurance policies established for the benefit of the Vendor pursuant to the Investment Agreement .

(m)

"Convertible Debenture" means the secured convertible debenture issued to [Name of Investor redacted for confidentiality reasons] by the Vendor pursuant to the Investment Agreement.

(n)

“Disclosure Documents” has the meaning ascribed thereto in Section 4.1.

(o)

“Employees” means those individuals employed or retained by the Vendor, on a full-time, part-time or temporary basis, including those on disability leave, parental leave or other absence and including directors and officers and individuals engaged on contract to provide employment service to the Vendor.

(p)

“Forbes US” means Forbes Medi-Tech (USA) Inc.

(q)

“GAAP” or “Generally Accepted Accounting Principles” means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding periods.

(r)

“Goodwill” means the goodwill associated with the operation of the business of the Vendor including, but not limited to, the name, earning power, reputation and knowledge which is of a commercial nature to the success of the Vendor’s business.

(s)

“GST” means the goods and services tax imposed under Part IX of the Excise Tax Act (Canada).

(t)

“including” and “includes” means “including, without limitation” and “includes, without limitation”, respectively.

(u)

“Indemnified Party” has the meaning ascribed thereto in Section 6.1.

(v)

“Intellectual Property Rights” means any statutory or common law rights of the Vendor in any jurisdiction, including the registration or application for registration of such rights, including those listed in Schedule 1.1(ll) provided under:

(i)

patent law;

(ii)

copyright law;

(iii)

trade-mark law, including trade names;

(iv)

design patent or industrial design law, and

(v)

any other statutory provision or common law principle applicable hereto which may provide a right in either: (A) ideas, formulae, algorithms, concepts, inventions or know-how generally, including confidential information or trade secret law; or (B) the expression of such ideas, formulae, algorithms, concepts, inventions or know-how.

(w)

“Investment Agreement” means the agreement entitled “Investment Agreement” dated March 19, 2008 between the Purchaser, the Vendor and [Name of Investor redacted for confidentiality reasons].

(x)

“Losses” means, in respect of any matter, any and all claims, demands, actions, proceedings, causes of action, losses, damages, liabilities, deficiencies, interest, penalties, fines, and amounts paid in settlement, costs and expenses of every nature and kind whatsoever (including, without limitation, all legal fees rendered on a solicitor and his own client basis and other professional fees and disbursements) arising directly or indirectly as a consequence of such matter;

(y)

“Non-Assignable Rights” has the meaning ascribed thereto in Section 4.5.

(z)

“Obligations” is used in the most comprehensive sense and includes all covenants, conditions, obligations and liabilities of the Vendor (including those of the Subsidiaries), whatsoever, assumed, created, incurred or otherwise made, whether voluntary or involuntary and however arising, whether due or not due, liquidated or unliquidated, determined or undetermined, absolute or contingent, express or implied on another individual or joint or joint and several with others, on or before the Closing Date or arising after the Closing Date from any circumstance, condition, event or fact existing at or prior to the Closing Date, including those contained in or arising as a result of the transfer or assignment of any Contract and including those relating to warranty obligations in respect of any Intellectual Property Right or licenced by the Vendor to third parties on or before the Closing Date and including the Vendor's legal and other transaction costs incurred in connection with the transactions contemplated by this Agreement and the Investment Agreement provided however that “Obligations” shall not include indebtedness of the Vendor to Forbes US in the amount of $5,867,475.58.

(aa)

“Parties” means the Vendor and the Purchaser, and “Party” means one of them.

(bb)

“Person” includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(cc)

“Purchased Assets” means all right, title and interest of the Vendor in and to the entirety of the Vendor’s assets and undertaking at the Time of Closing, including, without limitation, the Contracts, Tangibles, the Goodwill,  the Intellectual Property Rights, the Technology and the Subsidiaries’ Shares.

(dd)

“Purchase Price” has the meaning ascribed thereto in Section 2.3.

(ee)

“Purchaser” means Forbes Medi-Tech Inc., a company incorporated pursuant to the laws of British Columbia.

(ff)

“Releases and Undertakings to Discharge Security” has the meaning ascribed thereto in Section 3.2.

(gg)

“Returns” has the meaning ascribed thereto in Section 2.3.

(hh)

“Subsidiaries” means, collectively, Forbes Medi-Tech (USA) Inc., which is a wholly-owned subsidiary of the Vendor, and Forbes-Fayrefield Ltd., of which the Vendor owns 51% of the outstanding share capital.

(ii)

“Subsidiaries’ Shares” means all issued and outstanding securities of the Subsidiaries owned by the Vendor.

(jj)

“Tangibles” means all right, title and interest of the Vendor in and to all of the items of tangible, depreciable or personal property of the Vendor, including those listed in Schedule 1.1(ii).

(kk)

“Tax” or “Taxes” means all taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Authorized Authority (including income, capital (including large corporations), consumption, sales, use, transfer, goods and services or other value-added, excise, customs, net worth, stamp, registration, franchise, payroll, employment, Canada Pension Plan, health, business, school, property, local improvement, development, education, development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges) together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges;

(ll)

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(mm)

“Technology” means all of the Vendor’s proprietary technology, including but not limited to that listed in Schedule 1.1(ll), and all Intellectual Property Rights contained therein, whether registered or unregistered.

(nn)

“Time of Closing” means 10:00 a.m. on the Closing Date (or such other time as the Parties may agree) when the Closing is scheduled to occur.

(oo)

“Valuator” means the independent chartered business valuator (who may be associated with the auditors of the Vendor) retained by the Vendor to determine the fair market value of the Purchased Assets.

(pp)

“Vendor” means Forbes Medi-Tech Operations Inc. (formerly called “Forbes Medi-Tech Inc.”), a corporation governed by the Canada Business Corporations Act, and includes any divisions or subdivisions, whether operating under registered trade names or not, of Forbes Medi-Tech (other than the Purchaser) and includes its successors and assigns.

1.2

References and Headings

The references “hereunder”, “herein”, “hereby” and “hereof’ refer to the provisions of this Agreement and references to Articles, Sections, Subsections and Schedules herein refer to articles, sections, subsections or schedules of this Agreement. Any reference to time shall refer to Vancouver time. The headings of the Articles, Sections, Schedules and any other headings, captions or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.3

Canadian Dollars

All dollar amounts referred to in this Agreement are in Canadian funds, unless otherwise indicated herein. All payments contemplated herein shall be by certified cheque or bank draft issued by a Canadian bank or such other transfer of immediately available funds as may be acceptable to the Parties.

1.4

Singular/Plural; Derivatives

Whenever the singular or masculine or neuter is used in this Agreement, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.5

Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

1.6

Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule hereto or any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

1.7

Accounting References

Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with Generally Accepted Accounting Principles except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.8

Computation of Time Periods

Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.

1.9

Schedules

The following are the Schedules are attached hereto and made part of this Agreement:

Schedule 1.1(l)	-	Material Contracts and Other Obligations
Schedule 1.1(ii)	-	Tangibles
Schedule 1.1(ll)	-	Technology

ARTICLE 2
SALE AND CONVEYANCE

2.1

Assignment and Transfer of Purchased Assets

As and with effect from the Time of Closing, the Vendor hereby assigns and transfers to the Purchaser and the Purchaser hereby receives from the Vendor, the Vendor’s entire right, title and interest in and to the Purchased Assets, “as is and where is” with no representations or warranties by the Vendor whatsoever, including without limitation, representations and warranties with respect to merchantability, fitness for a particular purpose or title, in consideration for $15,249,238 (calculated in accordance with the Valuator’s determination of the fair market value of the Purchased Assets) (the “Purchase Price”) payable: (a) firstly, by the assumption of all the Obligations (which include indebtedness of the Vendor to Forbes US, in the amount of $7,233,238, which amount has been determined after giving effect to the transactions referred to in (c) below and the payment by the Vendor to Forbes US of the amount to be paid by [Name of Investor redacted for confidentiality reasons] in consideration for the Convertible Debenture under the Investment Agreement, which amount will be paid by the Vendor to Forbes US in reduction of the indebtedness of the Vendor to Forbes US); (b) as to $2,566,524, by the reduction of the stated capital of the Vendor in such amount; and (c) as to $2,907,476, by a note payable to the Vendor by the Purchaser, which note will be assigned by the Vendor to Forbes US in reduction of the indebtedness of the Vendor to Forbes US, it being acknowledged and agreed that after giving effect to such assignment and the payment by the Vendor to Forbes US of the amount to be paid by [Name of Investor redacted for confidentiality reasons] in consideration for the Convertible Debenture under the Investment Agreement, the indebtedness of the Vendor to Forbes US shall be nil.

2.2

Tax Elections

(a)

Concurrently with the execution of this Agreement, the Vendor and the Purchaser shall execute jointly an election under Section 167 of the Excise Tax Act (Canada) to have the sale of the Purchased Assets take place on a GST-free basis under Part IX of the Excise Tax Act (Canada) and the Purchaser shall file such election with its GST return for the reporting period in which the sale of the Purchased Assets takes place provided that if such election is not available to the parties or is improperly filed, the Purchaser shall pay all GST owing in relation to the sale of the Purchased Assets plus any applicably interest and penalties.

(b)

The Parties agree to elect jointly pursuant to section 22 of the Income Tax Act (Canada) and the corresponding provisions of any applicable provincial income tax legislation, on a timely basis, with respect to accounts receivable transferred pursuant to this Agreement. Purchaser shall file an election within the prescribed time limits and in accordance with section 22 of the Income Tax Act (Canada).

2.3

Allocation of Purchase Price

The Vendor and Purchaser will allocate the Purchase Price among the Purchased Assets according to the fair market value of the Purchased Assets (as determined by the Valuator), will each complete all Tax returns, schedules, designations, elections, reports and forms ("Returns") in a manner consistent with such final allocation and not take any position inconsistent with the final allocation and will effect the transfer of the Purchased Assets in a manner that will not result in the creation of any income for tax purposes to the Vendor in respect of the transfer (without regard to any other transactions by the Vendor in the current or any prior taxation year).

ARTICLE 3
TRANSFER OF OBLIGATIONS

3.1

Assumption of Obligations

With effect as of the Time of Closing, and thereupon and thereafter, the Vendor will assume, be liable for and be bound by and observe, carry out, perform, fulfil and pay all of the covenants, conditions, obligations and liabilities of the Vendor relating to the Obligations, including those contained in the Contracts, to the same extent and with the same force and effect as though the Purchaser had been subject to the Obligations as of the Closing Date in the place and stead of the Vendor.

3.2

Delivery of Assignment and Novation Agreement, Discharges of Security Interests and Consent and Novation Agreement.

It is a condition of the completion of the transactions contemplated by this Agreement that, by the Closing Date, the Purchaser has:

(a)

entered into assignment and novation agreements (the “Assignment and Novation Agreements”), by which the Purchaser assumes and the Vendor is released from all Obligations with respect to the conditions listed in Schedule 3.2 (a) hereto;

(b)

obtained releases (the "Releases") by which the Vendor is released from all obligations with respect to the contracts listed in Schedule 3.2(b) hereto; and

(c)

obtained releases and undertakings to discharge security (the “Releases and Undertakings to Discharge Security”) from the parties listed in Schedule 3.2(c) hereto.

ARTICLE 4
ADDITIONAL COVENANTS

4.1

Disclosure Obligations

The Vendor consents to disclosure by the Purchaser (and any affiliate thereof or successor thereto) in any offering memorandum, information circular, prospectus, take-over bid circular, press release or other document, the form and content of which are subject to or prescribed by Applicable Law (collectively, “Disclosure Documents”), of a description of the assets held, and businesses conducted, by the Vendor before the Closing and such historical financial and operational information for the Vendor in respect of any period prior to Closing as may be required by Applicable Law to be included in any Disclosure Documents.

4.2

Registration of Transfer of Intellectual Property Rights

As soon as is reasonably practicable, but in no event beyond 60 Business Days after the Closing Date, the Purchaser, at its own expense, undertakes, to the extent required, to properly file the transfer of the Intellectual Property Rights with the appropriate intellectual property registries in every jurisdiction where registrations or applications for registration of the Intellectual Property Rights exist. The Vendor and the Purchaser agree to take all action and execute all documents reasonably necessary, at the Purchaser’s expense, to perfect the interests in the Intellectual Property Rights transferred by this Agreement.

4.3

Income Tax Returns and Re-Assessments

The Purchaser will co-operate with the Vendor, and use its reasonable commercial efforts to obtain the co-operation of its auditors and accounting and tax advisors in the preparation of the income tax returns of the Vendor and its subsidiaries for the taxation years to end December 31, 2007 and on the Closing Date, and in any assessment or reassessment (including appeals and court proceedings) of the taxable income as reported by the Vendor in its tax returns for any taxation year ending prior to the Closing Date. The provisions of this Section 4.3 will survive the Closing for a period continuing until after the end of the last date for which any assessment or reassessment may be made by Canada Revenue Agency for taxes payable by the Vendor for the taxation year ending December 31, 2007 and for any taxation year ended prior thereto. All costs of the preparation of the income tax returns of the Vendor in respect of all periods ending on or before the Closing Date (including the partial period ending on the Closing Date in respect of the taxation year of the Vendor to end December 31, 2008), including the cost of the Purchaser’s auditors and accounting and tax advisors, shall be borne by the Purchaser and all other costs in respect thereof shall be borne by the Vendor.

4.4

Preservation of Records

The Vendor will transfer all records concerning the business and affairs of the Vendor up to the Closing Date to the Purchaser on the Closing Date, and the Purchaser shall take all reasonable steps to preserve and keep the records of the Vendor delivered to it in connection with the completion of the transactions contemplated by this Agreement for a period of seven years from the Closing Date, or for any longer period as may be required by any Authorized Authority including any applicable requirements under GST legislation or the Tax Act, and shall make such records available to the Vendor and its authorized representatives as may be reasonably required by it in connection with the affairs of the Vendor and the Vendor and its representatives shall be entitled to make copies of such records as it requests.  The Vendor acknowledges that the Purchaser shall not be liable to the Vendor in the event of any accidental destruction of such records caused otherwise than by the gross negligence of the Purchaser.

4.5

Assignment of Contracts

Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Purchaser, any Contract which, as a matter of law or by its terms, is either not assignable or not assignable without the approval or consent of the other party thereto or parties thereto without first obtaining such approval or consent (collectively “Non-Assignable Rights”). In connection with such Non-Assignable Rights:

(a)

the Purchaser shall apply for and use all reasonable efforts to obtain, on or before the Closing, all consents or approvals contemplated by any Contract in a form satisfactory to the Purchaser acting reasonably; and

(b)

the Vendor shall at the expense of the Purchaser:

(i)

co-operate with the Purchaser, in any reasonable arrangements designed to provide the benefits of such Non-Assignable Rights to the Purchaser, including holding any such Non-Assignable Rights in trust for the Purchaser or acting as agent for the Purchaser, provided the Vendor incurs no Obligation as a result of it acting as agent for the Purchaser;

(ii)

enforce any rights of the Vendor arising from such Non-Assignable Rights against the issuer thereof or the other party or parties thereto;

(iii)

take all such actions and do, or cause to be done, all such things at the request of the Purchaser as shall reasonably be necessary in order that the value of any Non-Assignable Rights shall be preserved and shall enure to the benefit of the Purchaser; and

(iv)

pay over to the Purchaser, all monies collected by or paid to the Vendor in respect of such Non-Assignable Rights.

4.6

Employees

(a)

The Vendor shall terminate the employment of all Employees effective on the Closing Date and the Purchaser shall offer employment, effective on the Closing Date, to all Employees on the Closing Date on terms and conditions of employment including salary, incentive compensation and benefits which are the same as those currently available to the Employees and use its reasonable commercial efforts to obtain a release in favour of the Vendor, in form satisfactory to the Vendor acting reasonably, from each Employee of any and all claims of such Employee against the Vendor for all matters up to the Closing Date.

(b)

The Purchaser shall be responsible for all amounts owing to the Employees in respect of all periods prior to and after the Closing Date.

(c)

The Purchaser shall be liable for the cost of termination, including any severance or notice payments, of any Employees on or after the Closing Date, and the Purchaser shall indemnify and save harmless the Vendor for any Claims for severance or notice made against the Vendor by any such Employees.

(d)

Effective from the Closing Date, the Purchaser shall establish or otherwise provide employment benefits relating to disability or wage continuance during periods of absence from work (including short-term disability and long-term disability), hospitalization, health, medical or dental treatments or expenses, and life insurance, death or survivor’s benefits (in this Section collectively referred to as the “Benefit Plans”) to cover the Employees for service with the Purchaser on and after the Closing Date.

(e)

Each Employee shall cease to actively participate in and accrue benefits under the Benefit Plans on the Closing Date and shall commence participation in the Purchaser’s Benefit Plans, subject to and in accordance with the terms thereof.

(f)

The Purchaser shall be responsible, in accordance with the terms of the applicable Benefit Plan, for any and all claims incurred under the Benefit Plans prior to the Closing Date by the Employees (or any eligible spouse, beneficiary or dependent thereof). The Vendor shall have no liability for claims incurred under the Benefit Plans by the Employees (or any eligible spouse, beneficiary or dependent thereof).

4.7

Sales and Transfer Taxes

The Purchaser shall be responsible to pay, and shall pay directly to the appropriate Authorized Authority all sales and transfer taxes, registration charges and transfer fees, including the goods and services tax and harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada) and any similar value-added or multi-staged tax imposed under any applicable provincial or territorial legislation, payable by it in respect of the purchase and sale of the Purchased Assets under this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1

Representations and Warranties of the Vendor

The Vendor covenants, represents and warrants to and in favour of the Purchaser now as provided in this Section 5.1:

(a)

Standing. The Vendor is a corporation duly formed and validly existing under the laws of Canada.

(b)

Requisite Authority. The Vendor has the requisite corporate capacity, power and authority to execute this Agreement and the other agreements, documents and instruments required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

(c)

No Conflict. The execution and delivery of this Agreement and the completion of the sale of the Purchased Assets and the transfer of the Obligations in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval under any term or provision of the constating documents of the Vendor.

(d)

Execution and Enforceability. The Vendor has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Vendor and this Agreement constitutes, and all other documents executed and delivered on behalf of the Vendor hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i)

bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors’ rights generally, and

(ii)

general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

5.2

Representations and Warranties of the Purchaser

The Purchaser covenants, represents and warrants to and in favour of the Vendor now as provided in this Section 5.2:

(a)

Standing. The Purchaser is a company duly organized and validly existing under the laws of British Columbia.

(b)

Requisite Authority. The Purchaser has the requisite corporate capacity, power and authority to execute this Agreement and the other agreements required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

(c)

No Conflict. The execution and delivery of this Agreement and the completion of the sale and purchase of the Purchased Assets and the transfer of the Obligations in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval under:

(i)

any term or provision of the constating documents of the Purchaser; or

(ii)

any Applicable Law.

(d)

Execution and Enforceability. The Purchaser has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Purchaser and this Agreement constitutes, and all other documents executed and delivered on behalf of the Purchaser hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i)

bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors’ rights generally, and

(ii)

general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

ARTICLE 6
LIABILITY AND INDEMNIFICATION

6.1

Indemnification by the Purchaser

Except as otherwise provided in this Article 6, the Purchaser hereby covenants and agrees to fully indemnify and save harmless each of the Vendor and its successors, assigns, directors, officers, employees, consultants and securityholders (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all Losses to which any Indemnified Party may be subject or may suffer or incur, whatsoever at law or in equity or under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of or related to:

(a)

the Purchased Assets;

(b)

the Obligations;

(c)

any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or the Investment Agreement;

(d)

any breach or non-performance by the Purchaser of any covenant or obligation to be performed by it that is contained in this Agreement, the Investment Agreement or in any agreement, certificate or other document delivered pursuant hereto or thereto, respectively;

(e)

the Business carried out (by the Vendor prior to the Closing Date and by the Purchaser after the Closing Date) utilizing the Purchased Assets (each a “Claim”),

including, without limitation to the foregoing, all Losses and all liabilities (whether accrued, actual, contingent or otherwise), claims and demands whatsoever pursuant to claims by a third person against the Vendor relating to the Purchased Assets, the Obligations or the conduct of the Business (carried out by the Vendor prior to the Closing Date and by the Purchaser after the Closing Date), regardless of the date of occurrence of any such Claim and whether or not any such Claim was reasonably discoverable prior to the Time of Closing; provided that an Indemnified Party shall not be entitled to claim indemnification for any Claim from the Purchaser in the event and to the extent that a court of competent jurisdiction, in a final judgement from which no appeal can be made, shall determine that such a Claim resulted from the fraud, fraudulent misrepresentation, negligence or wilful misconduct of the Indemnified Party, if the Purchaser has not engaged in such fraud, fraudulent misrepresentation, negligence or wilful misconduct.

6.2

Tax Indemnity

Notwithstanding anything to the contrary contained in this Article 6, in no event shall the Purchaser be required to indemnify or save harmless any Indemnified Party for any liability, loss, cost, expense, claim or any other obligation, arising from, or in respect of any tax or similar levy imposed under any Applicable Law, or for any interest, penalty or expense relating thereto, except that if, as a result of an assessment or reassessment of the Vendor for taxes under Applicable Law in respect of a taxation period ending prior to the Closing date, the Vendor is liable to pay taxes in respect of such taxation period, to the extent that the losses, income deductions, tax pools and tax credits, available to the Vendor, as at the Closing Date, are insufficient to reduce such tax liability to nil, the Purchaser shall indemnify the Vendor to such extent for such taxes, plus any interest and penalties applicable thereto.

If an amount becomes owing under this Section 6.2, the Vendor shall, at the Purchaser’s request, object to such assessment or reassessment, as applicable, to the fullest extent requested by the Purchaser. If the objection results in a reduction in the amount calculated under this Section 6.2, the costs of such objection incurred by the Vendor shall be paid by the Vendor in proportion to the reduction in the amount calculated under this Section 6.2, with the balance to be paid by the Purchaser, and the Purchaser shall be entitled to the return of any reduction of the payment made under this Section 6.2 as a result of such objection. If the objection fails, the costs of the objection shall be paid by the Purchaser.

6.3

Limitations to Indemnity

Without the written consent of the Purchaser, the Vendor shall not:

(a)

waive any time limitation, statutory or otherwise for any taxation period ending prior to the Closing Date; or

(b)

request or knowingly initiate a review, ruling or opinion of any matter or take any other action that may effect the tax position of the Vendor for any taxation period ending prior to the Closing Date.

If the Vendor fails to comply with this Section 6.3, the Purchaser shall be relieved from any obligation to indemnify the Vendor pursuant to the terms of Section 6.2, with respect to such taxation period.

6.4

Assumption of Defence

If any Claim is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Article 6 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify the Purchaser in writing as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Purchaser’s liability under this Article 6 except to the extent that such failure materially prejudices the Purchaser’s ability to defend such Claim) and the Purchaser shall, subject as hereinafter provided, be entitled (but not required) at its expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Purchaser or the Indemnified Party without, in each case, the prior written consent of all the affected parties thereto, such consent not to be unreasonably withheld.

6.5

Right to Retain Separate Counsel

In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof; provided that, the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (1) the Purchaser does not assume the defence of such suit on behalf of the Indemnified Party within 10 Business Days of the Purchaser receiving notice of such Claim; (ii) the Purchaser and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party, on the one hand, and the Purchaser, on the other hand, and the Indemnified Party shall have been advised in writing by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Purchaser shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).

6.6

Benefits Held in Trust

With respect to any of its related Indemnified Parties who are not parties to this Agreement, the Vendor shall obtain and hold the rights and benefits of this Article 6 in trust for and on behalf of such Indemnified Parties and the Vendor agrees to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such Persons.

6.7

Remedies Cumulative

The rights and remedies of the Vendor set forth in this Article 6 are to the fullest extent possible in law cumulative and not alternative and the election by the Vendor to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

6.8

Taxes

If an Indemnified Party becomes liable for any Taxes in respect of any payment received on account of a Claim, the Purchaser agrees to indemnify and hold harmless the Indemnified Party from any such liability for Taxes attributable to such payment and for any further Taxes attributable to payments made pursuant to the Purchaser's obligations under this section.

ARTICLE 7
NOTICES

7.1

Delivery of Notices

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a)

personally, by delivering the notice to the Party on which it is to be served at that Party’s address for notices as set forth in Section 7.2. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee’s normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee’s first Business Day next following the time of the delivery; or

(b)

by facsimile (or by any other like method by which a written message may be sent) directed to the Party on which it is to be delivered at that Party’s facsimile number as set forth in Section 7.2. A notice so served shall be deemed to be received by the addressee when transmitted by the Party delivering the notice (provided such Party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee’s normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the Party’s normal business hours.

7.2

Notices

The address and facsimile number for delivery of notices hereunder of each of the Parties shall be as follows:

(a)

if to the Purchaser at:

Forbes Medi-Tech Inc.

Suite 200, 750 West Pender Street

Vancouver, B.C.  V6P 2T8

Attention:

David Goold

Facsimile:

(604) 689-7641

(b)

if to the Vendor:

[Name and address redacted for confidentiality reasons]

A Party may change its address and facsimile number for delivery by notice to the other Party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

ARTICLE 8
GENERAL

8.1

Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of British Columbia and the federal laws of Canada applicable therein. Each Party accedes and submits to the jurisdiction of the courts of the Province of British Columbia and all courts of appeal therefrom.

8.2

Counterparts

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Party by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the Party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other Party.

8.3

Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

8.4

Supersedes Earlier Agreements

This Agreement constitutes the whole and entire agreement among the Parties in connection with the transactions contemplated herein and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof, and there are no express or implied terms, conditions, agreements, undertakings, declarations, commitments, representations or warranties or other duties (legal, equitable, fiduciary or in tort) whatsoever among the Parties not expressly provided for in this Agreement.

8.5

Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

8.6

Time of the Essence

Time shall be of the essence in this Agreement.

8.7

No Merger

The representations, warranties, liabilities and indemnities created in this Agreement shall be deemed to apply to all assignments, conveyances, transfers and other documents conveying any of the Purchased Assets from the Vendor to the Purchaser. There shall not be any merger of any of such representations, warranties, liabilities or indemnities in such assignments, transfers or other documents.

8.8

Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

8.9

Amendments

This Agreement may be amended only by written instrument executed by the Vendor and the Purchaser.

8.10

Further Assurances

Each of the Vendor and the Purchaser will from time to time, on and after the Closing Date, at the request and expense of the requesting Party, execute and deliver all such other additional instruments, notices, releases, acquittances and other documents and shall do all such other acts and things as may be reasonably necessary to carry out the terms and conditions of this Agreement in accordance with their true intent.

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have made this Agreement effective as of the day and year first written above.

FORBES MEDI-TECH INC.	FORBES MEDI-TECH OPERATIONS INC.
By: ____________________________ Authorized Signatory	By: ____________________________ Authorized Signatory

Schedule 1.1(l)

Material Contracts and Other Obligations

		AGREEMENT	AGREEMENT		FORBES
		NAME	DATE	PARTIES	ENTITIES

[Names redacted for competitive and/or confidentiality reasons]
[Name redacted]
1	.	Limited Partnership and	22-Feb-06		FMTOI
		Membership Interest			FUSA
Purchase Agreement

2	.	Supply Agreement	1-Jan-06	[Name redacted]	FMTOI

		Supply Agreement	14-Sept-06
AMENDMENT

		Supply Agreement	8-Dec-06
AMENDMENT #2

[Names redacted for competitive and/or confidentiality reasons]

3	.	Agreement and Plan of	24-Oct-06	Forbes Medi-Tech (Research) Inc.	FMTOI

		Reorganization		[Names redacted]

4	.	Development Agreement		FMTOI and [Name redacted]

[Names redacted for competitive and/or confidentiality reasons]

5	.	Joint venture vehicle to	14-Jun-06	[Name redacted] Joint Venture	FMTOI
		broaden the distribution		Agreement
of Forbes proprietary
ingredients
Amendment No.1 /
Signed on Feb. 13, 2008

6	.	Supply Agreement	11/23/2004	[Name redacted]	FMTOI
(Executed)

2/1/2004 (Effective)

[Names redacted for competitive and/or confidentiality reasons]

7	.	Re: License & Supply Agreement	1-Jan-06	[Name redacted]	FMTOI
dated January 1, 2006 between
Forbes Medi-Tech Inc. and [Name
redacted]

Reducol Supply Agreement
4-Apr-07

		AGREEMENT	AGREEMENT		FORBES
		NAME	DATE	PARTIES	ENTITIES
MISCELLANEOUS - SALES
8	.	Technology License Agreement	26-Jan-07	[Name redacted]	FMTOI
Reducol Supply and Technology
License Agreement
[Name redacted] Sterol Supply and
Technology License Agreement

9	.	Supply Agreement – Reducol	22-Apr-03	[Name redacted]	FMTOI

10	.	Sales Agreement	7-Sep-07	[Name redacted]	FMTOI
Commissions for sale of products
containing Reducol ("Products") to
[Name redacted]

11	.	Supply Agreement - Australia	19-Aug-04	[Name redacted]	FMTOI

12	.	Reducol Supply and Technology	3-Apr-07	[Name redacted]	FMTOI
License Agreement

13	.	Manufacturing Agreement	8-Aug-07	[Name redacted]	FMTOI

14	.	Supply and Distribution	12-Oct-07	[Name redacted]	FMTOI
Agreement

15	.	Supply Agreement	19-Dec-07	[Name redacted]	FMTOI

16	.	Southeast Asia Agent Agreement	31-Jul-07	[Name redacted]	FMTOI

17	.	Distribution & Licensing	1-Dec-04	[Name redacted]	FMTOI
Agreement including
Manufacturing Agreement

18	.	Distribution Agreement	5-Mar-04	[Name redacted]	FMTOI

19	.	Rights for selling phytosterols	23-Aug-07	[Name redacted]	FMTOI

20	.	License & Supply Agreement	1-Nov-04	[Name redacted]	FMTOI

REAL PROPERTY

21	.	Deed of Sale	9-Aug-02	[Name redacted]	FRMI

22	.	Guarantee Agreement	14-Oct-04	[Name redacted]	FRMI

23	.	Office Lease Amendment &	24-Mar-05	[Name redacted]	FMTOI
Extension Agreement - 750 West
Pender Street Space

24	.	Sub-Lease Agreement	5-Dec-07	[Name redacted]	FMTOI

25	.	[Redacted for privacy reasons]	1-Dec-04	[Name redacted]	FMTOI

		AGREEMENT	AGREEMENT		FORBES
		NAME	DATE	PARTIES	ENTITIES
FINANCIAL SERVICES
26	.	NASDAQ Engagement	20-Feb-08	[Name redacted]	FMTOI

27	.	Agreement (Advisory	1-Aug-07	[Name redacted]	FMTOI
Services, M&A
Services and
Financing Services)
Amendment #1 to
Agreement dated
8/1/2007

28	.	Engagement Letter and Standard	6-Jun-07	[Name redacted]	FMTOI
Terms and Conditions on FMI
Canadian Corporate Tax
Consulting

29	.	Letter/Outline on Financial	5-Jun-07	[Name redacted]	FMTOI
Advisory Services

MISCELLANEOUS - NORMAL COURSE OF BUSINESS

30	.	Preferred Supplier Agreement	15-Jun-05	Bell Conferencing	FMTOI

31	.	CISTI Source - Annual Single	20-Apr-07	CISTI	FMTOI
Subscription

32	.	Corporate Service Agreement	15-Mar-06	Electric Mail	FMTOI

33	.	Service Agreement	1-May-07	Metrobridge	FMTOI

34	.	Lease Agreement	22-Nov-05	Pitney Bowes	FMTOI

35	.	E-mail Service Agreement	11-Sep-06	Radiant Communications	FMTOI

36	.	Master Services Agreement	1-Sep-06	Rogers	FMTOI
Office Phones

37	.	Enterprise Customer Agreement	15-Sep-06	Rogers Wireless	FMTOI
Cell Phones

38	.	Client Service Agreement	25-Nov-06	Shred-It	FMTOI

39	.	Transfer Agent, Registrar and	25-Feb-08	Computershare Investor Services	FMTOI
		Dividend Disbursing Agent		Inc.
Agreement

40	.	Website & Email hosting	13-Jun-02	Adnet Communications Inc.	FMTOI

		AGREEMENT	AGREEMENT		FORBES
		NAME	DATE	PARTIES	ENTITIES

41	.	Amendment #1 to the	16-Mar-05	[Name redacted]	FMTOI
service Agreement
		entered between	16-Mar-08
forbes medi-tech inc.
and [Name redacted] as of
March 30, 2005

42	.	Information Agent Consulting	21-Dec-07	[Name redacted]	FMTOI
Services Proxy Solicitation

43	.	Consulting Agreement	1-Sep-07	[Name redacted]	FMTOI

44	.	Consulting Agreement	21-Aug-07	[Name redacted]	FMTOI

45	.	Consultancy in issues related to	10-Jul-07	[Name redacted]	FMTOI
legal technical regulations for
approval of new ingredient
phytosterol

46	.	Consulting Agreement	6-Sep-07	[Name redacted]	FMTOI

47	.	Consulting Agreement	7-May-07	[Name redacted]	FMTOI

48	.	Motor Carrier Transportation	12-Jan-07	[Name redacted]	FMTOI
Contract

49	.	Public Warehousing Agreement	12-Dec-07	[Name redacted]	FMTOI

50	.	LOI	03-Mar-08	[Name redacted]	FMTOI

INTELLECTUAL PROPERTY

51	.	Licensing Agreement with [Name	July 4, 1995	[Name redacted]	FMTI
redacted] and all other agreements
related thereto

52	.	Assignment and Assumption	June 21, 2002	[Name redacted]	FMTI
Agreement

53	.	Amendment to Agreement	April 16, 1999	[Name redacted]	FMTI

Schedule 1.1(ii)

Tangibles

Computer Equipment

•

Workgroup Printer

•

Monitor, Key B & mouse

•

Backup domain cntrl/exch. server

•

Workstations

•

LCD Monitor - Samsung 172N 17"

•

LCD Monitor Samsung 172N 17"/Keybd/Mouse

•

LCD Monitor Samsung 172N 17"/Mouse

•

Desktop Compt. - Frontier Pentium 4

•

LCD Monitor Sony 17"/Keybd

•

HP LJ 1012 Printer

•

Laptops - Panasonic TBOOK

•

Sharp LCD Monitor & cordless mouses/keybds

•

Sharp LCD Monitor

•

6 Dell Desktop Compts. Pentium 4 & 6 Dell 17" Monitors

•

6 Dell Desktop Compts. Pentium 4 & 6 Dell 17" Monitors

•

6 Dell Desktop Compts. Pentium 4 & 6 Dell 17" Monitors

•

1 Dell Desktop Compts. Pentium 4 w/ DVD writer

•

Dell Veritas New Main Server - 146GB, U320, SCSI, 11N 10K

•

1 Dell Desktop Compts. Pentium 4 & Dell 17" Monitor

•

1 Dell 17" Monitor

•

HP IPAQ H4150 (Pocket PC)

•

Laptop for Marjorie Co - Panasonic TBOOK & Ext. warranty

•

Laptop for Patricia Orchansky - Panasonic TBOOK & Ext. warranty

•

3 LG 17" Monitors & Misc.

•

Dell Desktop Compt. Pentium 4 & 17 inch flat panel - Admin

•

Laptop - Panasonic TBOOK & Ext. warranty

•

Laptop - Panasonic TBOOK & Ext. warranty

•

Desktop Compt (Admin), Viewsonic Monitor etc.

•

Laptop - Sony VAIO

•

New Anti-Virus Server PowerEdge 850

•

New Server Equip.-17 LPB Backup Exec

•

New Server Equip.-PowerConnect 2224

•

New Acctg Server - PowerEdge 2850

•

New Server Equip.-5Q rapid rail kit for PE2600

•

Laptop - Office Spare Latitude D410

•

Laptop - Dell Latitude D410

•

Laptop - Dell Latitude D410

•

Dell 17" (Francis) &19"/Kybd/Mouse

•

Laptop - Dell Latitude D410

•

Laptop - Dell Latitude D410 for Office Spare

•

Dell 17" monitor/Kybd/Mouse

•

Dell 19 inch monitor

•

Desktop, Dell Pentium 4 - Admin supervisor

•

Wireless keyboard & mouse - Admin supervisor

•

Laptop - VAIO Notebook

•

Laptop - VAIO Notebook

•

Server - TB LTO, Tape, Cleaning Media

•

Laptop - Dell Latitude D620

•

Server - PowerVault 110T, external drive

•

3 Optiplex GX520 desktops

•

17 Inch flat panel

•

Windows server

•

1 Dual Core Xeon Processor

•

DLP Projector

•

2 Lenovo Thinkpad X61- 160 GB

•

Laptop - Panasonic TBOOK

•

Laptop - Panasonic TBOOK

•

Dell wireless keyboard & mouse

•

Laptop - Panasonic TBOOK/Monitor/Keybd/Mouse

•

1 Dell Desktop Compts. Pentium 4

•

HP DX2000 Workstation for Linh/Monitor/MS Office 2003

•

Laptop for Trina - Panasonic TBOOK/Monitor/Keybd/Mouse

•

Dell 19 inch monitor

•

Workstation

•

Laptop - Panasonic TBOOK/Monitor (Consult)

Computer Software

•

Adobe Creative Suite Premium Edition 1.1

•

3 MS Project 2003; Adobe 6.0 Prof.; Norton Antivirus (27

•

Adobe Creative Suites Premium Edition 1.1

•

OmniPage Office Pro 14

•

MS Project; AdobeV6

•

Accounts receivable module  v 5.2

•

MS project 2003

•

MS Office 2003 Standard Eng.

•

3 VISIO 2003 Licenses

•

Calendar sharing program - Admin

•

Symantec AntiVirus - 3 yr License

•

Firewall & 3 yr service plan

•

2 paths  Inventory software

•

Office 2007- Upgrade

•

ChemOffice Pro 2005 CD-ROM

•

MS Project 2003

•

WinNonLin Pro Node 4.1

•

Adobe Acrobat V7 Pro Win

•

Adobe Acrobat V7 Pro Win (4 licenses)

•

Adobe Acrobat Pro V7/Photoshop/Iluulstrator

Office Equipment

•

Phones

•

Konica

•

Proxima Projector

•

Norstar Modular ICS c/w Voicemail

•

Telset feature M7310 Norstar

•

Sound Station

•

Digital projector for HO

•

Polycom soundstation Premier

•

TLP2844 Direct Thermal-Barcode printer (MFF)

•

9 Nortel Norstar telephon equip.

•

Server Rack & related equip.

•

T7316E charcoal new (4), 6 port exp card & labour

•

3 Blackberry

•

1 Blackberry

•

Win ENX 5 - User Concurrent

•

Photocopier

Furniture & Fixtures

•

Bookcase for office

•

Client chairs for office

•

Bookcase, table and chair

•

Leather chair for office

•

File cabinet

•

File cabinets for Accnting dept.

•

Furniture (Bdrm tbl, chairs, desks)

•

Office chair

•

36" double door cabinet

•

3 Workstations

•

Reception area seating

•

Reception area tables

•

CB Conf table chairs & office chairs/Artwork

•

New logo for entry door & wall glass/Update 6 chairs

•

BD Rm Artwork/Plants & pots

•

Mahogany bookcase for Pharma

•

Workstation, chair & 4 guest chairs for office

•

4 drw lateral file cabinet

•

7 Guest chairs; 4 drw lateral 36" wide FF black etc.

•

2 Guest chairs

•

3 Office Chairs-Black C510

•

Med back exec chairs (4) & Adj arm kit (3)

•

Panleing 4 person work POD & Installation

•

Replmt bowed worksurfaces (3)

•

Panelink Wall for Admin area

•

Fireproof cabinet

•

30x66 Bullet table cherry

•

Mobile storage unit

•

36"x71", 20"x72" etc.

•

4 Drawer vertical cabinet

Lab Equipment

•

Carbon incubator Model #6010H

•

Quaternary pump w/ degasser, Thermostatted column compartmt, & Diode-array detector

•

APV 1000 Homogenizer

•

Rancimat 743 115V; GLP test set F/743' Air inlet tube X117; React VSL F743 X117

•

Dishwasher

Schedule 1.1(ll)

Technology

Project	International Patent Publication Number
Sterol Compositions	WO 9610033
Pitch Extraction from Tall Oil Pitch	WO 9942471
Composition of Phytosterols and Omega Polyunsaturated Fatty Acids	WO 0004887
Blending Processes	WO 0064921
Conjugates of Stanols with Ascorbic Acid (“VP4”)	WO 0100653
Crystalline Composites	WO 0153320
Designer Oils	WO 0191587
Water Dispersible Encapsulated Sterols	WO 0217892
Use Conjugates of Stanols with Ascorbic Acid as Weight Control Agents	WO 0234241
Cholesterol Lowering Supplements	WO 0243506
Use Conjugates of Stanols with Ascorbic Acid in Treatment Diabetes	WO 03075931
Black Rice Extracts	WO 03080084
Androstane-Androstene Derivatives with Ascorbic Acid	WO 03104254
Composition of Phytosterols and Glucomannan	WO 2004105770
Phytosterols/Conjugates linked to Statins	WO 2005005453
Shelf Life Enhancement of Foods	WO 2005074726
Phytosterols and High HLB Emulsifiers	WO 2007 071038
Two Phase Spreads with Free Phytosterols in Aqueous Phase	WO 2007 071036
Phytosterol Esters (“Liquid Form”)	WO 2007 124597
Softgel Capsules	WO 2007 124598
Catalyst Recycling	n/a (only US Patent 6.673,951)
Vasoactive Intestinal Polypeptide Pharmaceuticals	WO 2006 042152
Compounds and Methods of Treating Insulin Resistance and Cardiomyopathy	WO 2006 042278
Vasoactive Intestinal Polypeptide Pharmaceuticals	WO 2007 044591
Compounds and Methods of Treating Insulin Resistance and Inflammation	WO 2008 031032
Vasoactive Intestinal Polypeptide Pharmaceuticals	WO 2008 043102
Compounds and Methods of Treating Metabolic Syndrome and Inflammation	WO 2008 046071

TECHNOLOGY further includes:

1)	all US patents and applications from which any of the above International Published Applications claim priority;
2)	all US continuations-in-part, continuations, RCEs, divisionals, resissues of 1); and
3)	all national/regional phase entries in the form of pending applications and granted patents from the International Published Patent Applications above.

Schedule 3.2(a)

Assignment and Novation Agreements

[Redacted for competitive and/or confidentiality reasons]

Schedule 3.2(b)

Releases

[Redacted for competitive and/or confidentiality reasons]

Schedule 3.2(c)

Releases and Undertakings to Discharge Security

British Columbia
Secured Party	Reg. No.	Expiry	Collateral	Release/ Discharge Obtained
Bank of Montreal	184376C	02/11/10

General Collateral:

LF269 –

Instrument described as pledge of term deposit acct no. 0004-9717-635 including all renewals and replacements thereof, substitutions therefore accretions thereto and interest, income and money therefrom and all proceeds thereof and therefrom including accounts.

Yes
Pitney Bowes Global Credit Services	716934C	11/30/10	General Collateral: Digital Copier. All items as listed and defined under Pitney Bowes contract #482249.	Yes
HSBC Bank Canada	499828D	02/12/12

General Collateral:

The entire right, title, claim and interest of the debtor in and to the principal sum, interest and all other monies owing and payable or hereafter owing and payable to the debtor pursuant to the terms of the instrument or instruments described as RTD and the entire right, title, claim and interest of the debtor in and to the said instrument or instruments.  And all proceeds including, without limitation, all goods, securities, instruments, documents of title, chattel paper, intangibles and money (all as defined in the Personal Property Security Act, any regulations thereunder and any amendments thereto).

Yes

Personal Property Registry (Quebec)
Secured Party	Reg. No.	Expiry	Collateral	Release/ Discharge Obtained
Air Liquide Canada Inc. 225, rue Fortin, Vanier (Quebec)	04-0430041-0001	31/03/09	Supply System	Yes